UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
___________________

CUE HEALTH INC.
(Name of Issuer)

Common stock, $0.00001 par value per share
(Title of Class of Securities)

229790100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)
___________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP Number: 229790100                                         Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Ayub Khattak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,284,069(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,284,069(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,284,069(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)Includes 10,988,169 shares of common stock and 295,900 shares of common stock subject to outstanding options which are exercisable within 60 days of December 31, 2022.

(2)Percentage ownership based on 149,432,436 shares of common stock of the Issuer outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022, and assumes that the 295,900 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

CUSIP Number: 229790100                                         Page 3 of 5 Pages

Item 1.

(a)Name of Issuer:

Cue Health Inc.

(b)Address of Issuer’s Principal Executive Offices:

4980 Carroll Canyon Road, Suite 100
San Diego, California 92121

Item 2.

(a)Name of Person Filing:

Each of the following is a reporting person (“Reporting Person”):
Ayub Khattak

(b)Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Mr. Khattak is:
c/o Cue Health Inc.
4980 Carroll Canyon Road, Suite 100
San Diego, California 92121

(c)Citizenship of Natural Persons and Corporations:

Reference is made to the response to item 4 on page 2 of this Schedule 13G (this “Schedule”), which response is incorporated herein by reference.

(d)Title of Class of Securities:

Common stock, par value $0.00001 per share

(e)CUSIP Number:

229790100

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to the responses to items 5-9 and 11 of page 2 of this Schedule, which responses are incorporated herein by reference.

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

CUSIP Number: 229790100                                         Page 4 of 5 Pages

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number: 229790100                                         Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	AYUB KHATTAK

/s/ Ayub Khattak